UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sub:

Appointment of a merchant banker to undertake due diligence in accordance with Regulations 8(1A) and 8(1D) of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, as amended (“Delisting Regulations”), pursuant to the receipt of the proposal for voluntary delisting of the equity shares of Vedanta Limited (“Company”)

This is in continuation of the Company’s filing dated May 12, 2020 wherein it was intimated that the Company had received a letter dated May 12, 2020 from one of the members of the promoter and promoter group of the Company namely, Vedanta Resources Limited (“VRL”) expressing its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders (as defined under Delisting Regulations) and consequently voluntarily delist the Equity Shares from the recognized stock exchanges where they are listed, namely BSE Limited and National Stock Exchange of India Limited (“Stock Exchanges”) in accordance with the provisions under the Delisting Regulations (“Delisting Proposal”).

By way of an update, we wish to inform you that SBI Capital Markets Limited has been appointed as a merchant banker to carry out due diligence in accordance with Regulations 8(1A) and 8(1D) of the Delisting Regulations.

Kindly take the above on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2020

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer